Exhibit 99.2

NOTICE TO THE MARKET

CHANGES IN THE COMPOSITION OF THE STATUTORY AUDIT COMMITTEE

JBS S.A. (the “Company” or “JBS” – B3: JBSS3; OTCQX: JBSAY), hereby informs to its shareholders and the market, in accordance to article 33, item XXIX, of the Resolution of the Securities and Exchange Commission No. 80, from March 29, 2022, that its Board of Directors, at a meeting held on February 28, 2025, approved the appointment of Mr. Mauro Mitio Inagaki as an independent member of the Company's Statutory Audit Committee, replacing Mr. Paulo Sergio Cruz Dortas Matos, who has resigned from the position.

Mr. Mauro Mitio Inagaki is an accountant with a postgraduate degree in tax planning and has recognized experience in corporate accounting matters. Over more than three decades, he has built in-depth knowledge in accounting, auditing and financial management, leading strategic projects for major companies.

São Paulo, March 11, 2025.

Guilherme Perboyre Cavalcanti

Global CFO and Investor Relations Officer